Via EDGAR

June 24, 2014

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             U.S. Rare Earths, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 15, 2014

File No. 0-31199

Dear Mr. Spirgel:

On behalf of our client, U.S. Rare Earths, Inc., a Nevada corporation (the “Company”), this letter is to inform you that the Company expects to submit its response to your letter dated June 10, 2014, relating to the above referenced filings, by July 3, 2014.

Should you have questions in the meantime, please contact me at (646) 810-0601.

Very truly yours,

/s/ Gary Emmanuel

Gary Emmanuel

cc:                                Kevin Cassidy

Jeff Fessler